UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               UTi Worldwide Inc.
                               ------------------
                                (Name of Issuer)


                     Ordinary shares, no par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    G87210103
                                  -------------
                                 (CUSIP Number)


                                Stephen D. Cooke
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200
                     ---------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 April 22, 2005
                               -------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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                                                        SCHEDULE 13D

-----------------------------------                                                                    ---------------------

CUSIP No. G87210103                                                                                    Page 2 of 5 Pages
----------------------------------------------------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Matthys J. Wessels
----------------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) |_|

                                                                                                       (b) |_|
----------------------------------------------------------------------------------------------------------------------------

     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

     4            SOURCE OF FUNDS
----------------------------------------------------------------------------------------------------------------------------

     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS                   |_|
                  2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------------

     6            CITIZENSHIP OR PLACE OF ORGANIZATION                                                South Africa

----------------------------------------------------------------------------------------------------------------------------

                          7      SOLE VOTING POWER
                                   2,175,661 (which includes 1,297,487 shares over which the Reporting Person has voting power, 728,214 shares held by Wagontrail Investments NV, a company incorporated the laws of the Netherlands Antilles, which is indirectly owned by the Reporting Person
                                   ("Wagontrail"), and options to purchase 149,960 shares).
                      ------------------------------------------------------------------------------------------------------

       NUMBER OF          8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY      ------------------------------------------------------------------------------------------------------
          EACH
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON                    878,174 (which includes 728,214 shared held by Wagontrail and options to purchase 149,960
          WITH                     shares, and excludes 1,297,487 shares over which the Reporting Person has only voting power).

                      ------------------------------------------------------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER

                                   0

----------------------------------------------------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,175,661 (which includes 1,297,487 shares over which the Reporting Person has voting (but not dispositive) power, 728,214 shares held by Wagontrail, and options to purchase 149,960 shares).

----------------------------------------------------------------------------------------------------------------------------

    12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                      |_|

----------------------------------------------------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7%, based on 30,976,603 ordinary shares outstanding as of March 31, 2005.

----------------------------------------------------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  IN
----------------------------------------------------------------------------------------------------------------------------
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CUSIP No. G87210103                                                  Page 3 of 5

                                  Schedule 13D
                                  ------------


                  This Amendment No. 5 (this "Amendment No. 5") amends the original Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission by Matthys J. Wessels (the "Reporting Person") on May 17, 2002, as amended by (i) that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 3, 2002, (ii) that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 2002, (iii) that certain Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on December 2, 2004, and
(iv) that certain Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on December 27, 2004.

Item 4.    Purpose of Transaction.
           ----------------------

                  On April 22, 2005, the Reporting Person entered into a written plan (the "Sales Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which the Reporting Person has instructed Bear, Stearns & Co. Inc., as its agent, to sell up to 98,297 shares of UTi Worldwide Inc. (the "Issuer") from July 1, 2005 through December 31, 2005, subject to the terms, conditions and restrictions set forth in the Sales Plan. The adoption of the Sales Plan by the Reporting Person does not reflect a lack of confidence in the Issuer on the part of the Reporting Person. A copy of the Sales Plan is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

                  (a) The Reporting Person, through Wagontrail Investments NV, a holding company indirectly controlled by the Reporting Person and incorporated under the laws of the Netherlands Antilles ("Wagontrail"), beneficially owns 728,214 ordinary shares of the Issuer. Through voting agreements described in the Original Schedule 13D, the Reporting Person also has the right to vote (but not investment or dispositive power) over 1,297,487 ordinary shares of the Issuer.

                           In addition, the Reporting Person has received as of
the date of this filing options to purchase a total of 184,947 ordinary shares of the Issuer under the Issuer's 2000 Stock Option Plan and 2004 Long-Term Incentive Plan. Options to purchase 149,960 ordinary shares are exercisable within 60 days of the date of the event requiring this filing.

                           The sum of the foregoing shares and exercisable
options totals 2,175,661 ordinary shares, which constitutes approximately 7% of the Issuer's 30,976,603 ordinary shares outstanding as of March 31, 2005.

                           Excluded from the above calculations are certain
performance awards in the form of 13,570 restricted stock units granted to the Reporting Person under the Issuer's 2004 Long-Term Incentive Plan and which have been previously disclosed by the Issuer. The units entitle the Reporting Person to have stock issued to him upon the satisfaction of certain performance criteria, and are subject to vesting over a three-year period, with 100% of the shares vesting at the end of the performance period. The actual number of shares issuable under these performance awards will be based on the Issuer's performance relative to certain targets.


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CUSIP No. G87210103                                                  Page 4 of 5


                  (c) Except as described in Item 4 of this Amendment No. 5, the Reporting Person has not effected any transactions in the Issuer's ordinary shares during the past 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationship with Respect
           --------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

                  The description of the Sales Plan set forth in Item 4 of this Amendment No. 5 is incorporated by reference into this Item 6.

Item 7.    Material to Be Filed as Exhibits.
           --------------------------------

                  99.1 Sales Plan for Matthys Johannes Wessels, dated April 22, 2005, between Matthys J. Wessels and Bear, Stearns & Co. Inc.


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CUSIP No. G87210103                                                  Page 5 of 5


                                    SIGNATURE
                                    ---------



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 22, 2005


                                                     /s/ Matthys J. Wessels
                                                     ---------------------------
                                                     Matthys J. Wessels